BEMA GOLD CORPORATION
(the “Corporation”)

2006 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Corporation’s annual financial statements and related MD&A, interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete and return this form to:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

The undersigned Securityholder hereby elects to receive:

☐	Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD&A;

☐	Annual Financial Statements for the fiscal year ended December 31, 2006 and related MD&A; or

☐	BOTH – Interim financial statements and MD&A and the annual financial statements and related MD&A for the 2006 financial year.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:

Address:

Postal Code:

I confirm that I am a registered / beneficial (circle one) securityholder of the Corporation.

Signature of
Securityholder: ___________________________________________  Date: ______________________________________

CUSIP:	08135F107
SCRIP CORPORATION CODE: BGOQ